Management’s Discussion & Analysis
For the three and six months ended June 30, 2018 and 2017

Q2 2018 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated August 1, 2018 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and six months ended June 30, 2018 and 2017. The MD&A should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements (the "Interim Financial Statements") as at and for the three and six months ended June 30, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"). In addition, this MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2017 and the related annual MD&A.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2017. Additional information including this MD&A, Interim Financial Statements for the three and six months ended June 30, 2018, the audited Consolidated Financial Statements for the year ended December 31, 2017, the Company’s Annual Information Form for the year ended December 31, 2017, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including average realized gold price per ounce, operating cash costs and operating cash cost per ounce sold, all-in sustaining cost per ounce sold (“AISC”), free cash flows from continuing operations, adjusted net earnings from continuing operations, adjusted net earnings per share from continuing operations, working capital and earnings before interest, taxes, depreciation and amortization (“EBITDA”). In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Kilometre (“km”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”).

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Table of Contents

BUSINESS OVERVIEW	3
EXECUTIVE SUMMARY	4
YTD PERFORMANCE AGAINST 2018 GUIDANCE	7
IMPROVEMENTS TO FULL-YEAR 2018 GUIDANCE	9
LONGER-TERM OUTLOOK	9
EXTERNAL PERFORMANCE DRIVERS	10
REVIEW OF FINANCIAL AND OPERATING PERFORMANCE	10
REVIEW OF OPERATING MINES	15
GROWTH AND EXPLORATION	22
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	25
OFF-BALANCE SHEET ARRANGEMENTS	25
OUTSTANDING SHARE INFORMATION	25
QUARTERLY INFORMATION	26
SUBSEQUENT EVENT	26
COMMITMENTS AND CONTINGENCIES	27
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	27
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	28
NON-IFRS MEASURES	32
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	38
RISKS AND UNCERTAINTIES	38
FORWARD LOOKING STATEMENTS	39
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	40
TECHNICAL INFORMATION	40

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a mid-tier, Canadian, U.S. and Australian-listed, gold producer with four wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production are the wholly owned Taylor mine (“Taylor”) and Holt mine (“Holt”), both located in northeastern Ontario. In addition, the Company’s business portfolio also includes two wholly owned operations currently on care and maintenance. The Northern Territory operations, comprised of the Cosmo mine (“Cosmo”) and Union Reefs mill (“Union Reefs”) were placed on care and maintenance effective June 30, 2017, while the Holloway mine (“Holloway”) in Northeastern Ontario was placed on care and maintenance effective December 31, 2016. The Stawell mine (“Stawell”) in Victoria, Australia was placed on care and maintenance effective December 13, 2016 and was sold as of December 21, 2017.

The Company also has a pipeline of growth projects and continues to conduct extensive exploration on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, leading low-cost gold producer. Through the advancement of its exploration and development project pipeline and by maintaining a portfolio of quality assets with a large base of Mineral Reserves and Mineral Resources, Kirkland Lake Gold is focused on achieving future production growth. The Company believes that the potential to identify new sources of production through exploration success, extending mine life at existing deposits, and utilizing excess milling capacity at each of its operations can support future organic growth to increase value for its shareholders.

Kirkland Lake Gold makes strategic investments in the common shares of other public issuers in instances where the Company can gain exposure to prospective mineral properties that offer the potential for future profitable gold production. In the event that the prospective mineral properties owned by a public issuer in which Company invests results in the establishment of a sufficiently attractive economic deposit, the Company may decide to acquire additional interest in such deposits.

Of the Company's strategic investments, the largest is the Company’s investment in Novo Resources Corp. (“Novo”). In September 2017, the Company invested $61.0 (C$74.9) million investment by way of private purchase and a private placement financing, to acquire an aggregate 25.8 million common shares of Novo Resources Corp. (“Novo”). The investment in Novo represented an 16.98% ownership interest at the time of acquisition. As part of a private placement financing to acquire 14.0 million common shares of Novo, the Company also acquired 14.0 million common share purchase warrants, each entitling the Company to acquire a common share of Novo at a price of C$6.00 until September 6, 2020, subject to certain acceleration rights held by Novo. On May 29, 2018, the Company acquired an additional 4,000,000 common shares of Novo through a private purchase at a price of C$5.00 per share (C$20,000,000 in aggregate). With the completion of this acquisition, the Company owned a total of 29.8 million shares of Novo, representing 18.9% of issued and outstanding common shares as at May 30, 2018. Novo is a TSX Venture-listed junior exploration company that controls a 12,000 km2 land package in the Pilbara Region of Western Australia.

On December 21, 2017, the Company completed a transaction to sell to an affiliate of Arete Capital Partners Ltd. (“Arete”) all the issued and outstanding common shares of its indirectly held wholly owned subsidiary, Stawell Gold Mines Pty Ltd., which held the Stawell mine. Pursuant to the terms of the transaction, the Company received $6.25 million in cash consideration upon closing and retains a 2.5% net smelter return royalty related to Stawell. An after-tax loss of $24.9 million and $4.6 million were included in discontinued operations for the year and three months ended December 31, 2017 and 2016, respectively.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and six months ended June 30, 2018. This section should be read in conjunction with the remainder of the MD&A, which lists among other things, risk factors impacting the Company.

(in thousands of dollars, except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Revenue	$214,653	$189,894	$412,890	$358,422
Production costs	66,494	72,926	137,977	153,535
Earnings before income taxes	90,109	56,103	161,997	84,256
Loss from discontinued operations	—	(3,790)	—	(6,025)
Net earnings	$61,486	$34,571	$111,523	$47,704
Basic earnings per share from continuing operations	$0.29	$0.18	$0.53	$0.26
Diluted earnings per share from continuing operations	$0.29	$0.17	$0.52	$0.26
Total basic earnings per share	$0.29	$0.17	$0.53	$0.23
Total diluted earnings per share	$0.29	$0.16	$0.52	$0.23
Cash flow provided by operating activities of continuing operations	$120,912	$77,471	$210,549	$145,345
Cash investment in mine development and PPE	$60,260	$26,270	$99,688	$55,596

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Tonnes milled	406,185	550,057	823,541	1,070,944
Grade (g/t Au)	13.1	9.5	12.3	8.8
Recovery (%)	96.4%	95.5%	96.3%	95.5%
Gold produced (oz)	164,685	160,305	312,329	290,733
Gold Sold (oz)	164,305	151,208	312,068	289,109
Averaged realized price ($/oz sold)(2)	1,301	1,257	1,316	1,242
Operating cash costs per ounce ($/oz sold)(2)	404	482	424	521
AISC ($/oz sold)(2)	757	729	793	794
Adjusted net earnings from continuing operations(2)	$63,441	$39,290	$116,002	$56,778
Adjusted net earnings per share from continuing operations(2)	$0.30	$0.19	$0.55	$0.27

(1)	To reflect the sale of Stawell in December 2017 as a discontinued operation.

(2)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

Q2 2018 Highlights

Production ahead of plan: Q2 2018 production totaled 164,685 ounces, an increase of 3% from 160,305 ounces in Q2 2017 and 12% from 147,644 ounces in Q1 2018. Excluding the impact of 10,213 ounces produced in the Northern Territory in Q2 2017, prior to these operations being placed on care and maintenance effective June 30, 2017, production in Q2 2018 increased 10% from the same period in 2017. The year-over-year growth in production was mainly due to a 33% increase in production at the Macassa mine in Q2 2018, to record quarterly production of 60,571 ounces, reflecting a 55% increase in the average grade. The increase in production compared to the previous quarter reflected the impact of higher grades at both Macassa and Fosterville.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Production costs: Total production costs in Q2 2018 were $66.5 million, which compared to $72.9 million in Q2 2017 and $66.1 million the previous quarter. The reduction from Q2 2017 mainly reflected the inclusion of $15.7 million of production costs from the Northern Territory in Q2 2017 prior to the operation being placed on care and maintenance, partially offset by higher production costs at Taylor, Fosterville and Macassa in Q2 2018.

Continued strong unit cost performance: Operating cash costs per ounce sold averaged $404 in Q2 2018, a 16% improvement from $482 in Q2 2017, largely reflecting a significant increase in the average grade at Macassa compared to the second quarter a year earlier. Q2 2018 operating cash costs per ounce improved 10% from $447 the previous quarter mainly due to the impact of higher average grades at both Macassa and Fosterville compared to Q1 2018. All-in sustaining cost (“AISC”) per ounce sold in Q2 2018 averaged $757 compared to $729 in Q2 2017, with the increase mainly related to higher levels of sustaining capital expenditures in Q2 2018 versus Q2 2017. Q2 2018 AISC per ounce sold improved 9% from $833 in Q1 2018, mainly due to the impact of higher grades at Macassa and Fosterville on operating cash costs per ounce sold, as well as lower sustaining capital expenditures on a per ounce sold basis, mainly at Macassa, compared to the first quarter of the year.

Growth capital expenditures to increase over the balance of the year: Total growth capital expenditures in Q2 2018 totaled $11.1 million, excluding capitalized exploration expenditures, which compared to $3.3 million in Q2 2017 and $4.6 million in the previous quarter. Capital expenditures related to the Company’s growth projects increased quarter over quarter as work on projects at Fosterville and Macassa continued to ramp up during the quarter.

Record quarterly cash flow: Cash flow from operating activities of continuing operations in Q2 2018 was a record $120.9 million, a 56% increase from $77.5 million in Q2 2017 and 35% higher than $89.6 million in Q1 2018. Free cash flow from continuing operations in Q2 2018 totaled $60.7 million, an increase of 18% from $51.2 million in Q2 2017 and 21% from $50.2 million in Q1 2018.

Increased financial strength: Cash totaled $318.4 million at June 30, 2018 compared to $275.3 million at March 31, 2018. The $43.1 million or 16% increase in cash in Q2 2018 resulted from strong cash flow from operating activities and the timing of capital and exploration expenditures, as well as the release of $19.8 million of previously-restricted cash (reflecting changes to security requirements related to rehabilitation performance guarantees) and the impact of utilizing tax losses on the level of current income taxes paid. These factors were partially offset by the use of $16.1 million (C$20.0 million) of cash to acquire four million common shares of Novo Resources Corp., $10.4 million to fund finance lease obligations, $3.3 million for dividend payments and $1.0 million for the buy back of shares.

Solid earnings performance: Net earnings in Q2 2018 totaled $61.5 million ($0.29 per basic share), an increase of $26.9 million or 78% from net earnings of $34.6 million ($0.17 per basic share) in Q2 2017. The significant growth in net earnings in Q2 2018 compared to the same period in 2017 reflected the impact of increased sales and revenue, lower production costs, higher levels of other income mainly due to unrealized and realized foreign exchange gains on investments, reduced depletion and depreciation costs and lower finance costs reflecting the maturity of two series of convertible debentures during 2017 (the reduction in depletion and depreciation costs in Q2 2018 was due to a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of its December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018). Also contributing to the year-over-year improvement in net earnings was the impact of a loss from discontinued operations in Q2 2017 of $3.8 million related to the Stawell Mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017.

Q2 2018 net earnings increased 23% from $50.0 million ($0.24 per basic share) in Q1 2018. Revenue in Q2 2018 increased 8% to $214.7 million, reflecting strong growth in gold sales quarter over quarter, which more than offset a reduction in the average selling price of gold. Other factors contributing to higher net earnings compared to Q1 2018 included: improved operating cash costs per ounce sold, as well as lower general and administrative (“G&A”) and exploration expenses. These factors more than offset the impact of higher depletion and depreciation costs, reflecting higher volumes in Q2 2018, and lower other income. The reduction in other income largely reflected a loss on fair valuing the Company’s Novo warrants in Q2 2018 versus a gain in Q1 2018, with the impact partially offset by a higher level of unrealized and realized foreign exchange gains in Q2 2018.

Adjusted net earnings: The Company's adjusted net earnings from continuing operations totaled $63.4 million ($0.30 per basic share) in Q2 2018, which compared to $39.3 million ($0.19 per basic share) in Q2 2017 and $52.6 million ($0.25 per basic share) in Q1 2018. The difference between net earnings and adjusted net earnings from continuing operations in Q2 2018 mainly reflected the exclusion of a $2.7 million pre-tax mark-to-market loss ($2.0 million on an after-tax basis) on the fair valuing of

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

the Company’s warrants from adjusted net earnings.

Significant commitment to exploration: The Company benefits from having a portfolio of assets that have considerable growth potential. As a result, the Company has made a significant commitment to exploration in support of organic growth and realizing the full value potential of its assets. During Q2 2018, the Company incurred $25.3 million of exploration expenditures, comprising $15.8 million of expensed expenditures and $9.5 million of capitalized expenditures. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In addition, development commenced on an exploration drift at Harrier South at Fosterville Mine, where concentrations of quartz veining with high occurrence of visible gold have been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling continued at both the Lantern Deposit at the Cosmo mine and below the Prospect and Crosscourse open pits at Union Reefs. Also, two exploration drifts from the existing Cosmo ramp into the Lantern Deposit were approximately 50% complete at June 30, 2018 and are expected to be completed during the third quarter of the year. Drilling from the 920 Level drift is currently in progress, with drilling from the 610 Level drift expected to commence in August. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in mineral resource and mineral reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits.

Dividends: On May 2, 2018, the Company announced an increase to the quarterly dividend payment from C$0.02 to C$0.03 per share for the Q2 2018 dividend payable on July 13, 2018. The increase was the second increase since the dividend was introduced in July 2017.

YTD 2018 Highlights

Strong production growth: Production for YTD 2018 totaled 312,329 ounces, an increase of 21,596 ounces or 7% from 290,733 ounces for YTD 2017. Excluding production from mines currently on care and maintenance, production grew 15% year over year.

Solid unit cost performance: Production costs for YTD 2018 totaled $138.0 million compared to $153.5 million for YTD 2017. The reduction from the prior year largely reflected $31.5 million of production costs from the Northern Territory for YTD 2017 prior to the operation being placed on care and maintenance effective June 30, 2017. Operating cash costs per ounce sold for YTD 2018 improved 19% year over year, to $424 for YTD 2018 versus $521 for YTD 2017. AISC per ounce sold averaged $793 for YTD 2018, similar to the YTD 2017 level of $794, as higher levels of sustaining capital expenditures per ounce sold largely offset improved operating cash costs per ounce sold.

Higher growth capital expenditures: Growth capital expenditures for YTD 2018 totaled $15.7 million, excluding capitalized exploration expenditures, which compared to $5.2 million for YTD 2017.

Strong half-year cash flow generation: Cash flow from operating activities of continuing operations for YTD 2018 totaled $210.5 million, a 45% increase from $145.3 million for YTD 2017. Free cash flows from continuing operations for YTD 2018 grew 24% from YTD 2017, to $110.9 million from $89.7 million for the same period in 2017.

Significant growth in cash position: The Company’s cash position increased 37% in the first half of 2018, to $318.4 million from $231.6 million at December 31, 2017. The increase in cash reflected strong cash flow from operations, the timing of capital and exploration expenditures in 2018, the release of previously-restricted cash and the impact of utilizing tax losses on the level of current income taxes paid, partially offset by cash used to acquire Novo common shares as well as for financing activities such as funding finance lease obligations and dividend payments.

YTD net earnings increase 142%: Net earnings for YTD 2018 totaled $111.5 million ($0.53 per basic share), an increase of $63.8 million or 134% from net earnings of $47.7 million ($0.23 per basic share) for YTD 2017. Net earnings for YTD 2018 were entirely from continuing operations, whereas net earnings for YTD 2017 included earnings from continuing operations of $53.7 million ($0.26 per basic share) and loss from discontinued operations of $6.0 million ($0.03 per basic share) related to the Company’s Stawell Mine. The increase in net earnings compared to YTD 2017 earnings from continuing operations reflected a 15% increase in revenue, due to both higher sales volumes and higher realized gold prices, lower production costs, reduced depletion and depreciation costs, higher levels of other income and reduced finance costs. These factors were partially offset by significantly higher exploration and evaluation expenditures, reflecting the Company’s strong commitment to growing its existing assets and higher G&A expenses.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Solid growth in adjusted net earnings: The Company’s adjusted net earnings from continuing operations for YTD 2018 totaled $116.0 million ($0.55 per basic share), which compared to $56.8 million ($0.27 per basic share) for YTD 2017. The difference between net earnings and adjusted net earnings from continuing operations for YTD 2018 reflected the exclusion of a $1.0 million pre-tax mark-to-market loss ($0.7 million on an after-tax basis) on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations.

YTD 2018 PERFORMANCE AGAINST 2018 GUIDANCE

In 2017, Kirkland Lake Gold achieved all of the Company’s consolidated production and unit cost guidance. On January 17, 2018, the Company announced its guidance for full-year 2018, which includes increased production levels compared to 2017, improved unit costs and higher levels of capital and exploration expenditures. Following completion of the first half of 2018, the Company's full-year 2018 guidance remained unchanged. The increase in capital and exploration expenditures is in support of achieving the Company’s longer-term objective of growing annual gold production over the next five to seven years to approximately a million ounces.

2018 Guidance (Announced January 17, 2018)1

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	215 - 225	60 - 70	65 - 75	260 - 300	+620
Operating cash costs/ounce sold ($/oz) (2)	475 - 500	625 - 650	625 - 650	270 - 290	$425 - $450
AISC/ounce sold ($/oz) (2)					$750 - 800
Operating cash costs (2)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(2)					$150 - $170
Growth capital(2)					$85 - $95
Exploration					$75 - $90
Corporate G&A (3)					$20 - $22

(1)	Represents the Company’s guidance for which the three and six months ended June 30, 2018 was measured against, first announced on January 17, 2018.

(2)
See “Non-IFRS Measures” set out starting on page 32 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2983 and a US$ to A$ exchange rate of 1.3047.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

YTD 2018 Results

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated(1)
Gold production (kozs)	114,609	25,995	30,387	141,305	312,329
Operating cash costs/ounce sold ($/oz) (2)	$453	$760	$731	$261	$424
AISC/ounce sold ($/oz) (2)					$793
Operating cash costs (2)					$132.4
Royalty costs					$12.2
Sustaining capital(2)					$86.2
Growth capital(2)					$15.7
Exploration and evaluation					$43.9
Corporate G&A expense(3)					$12.8

(1)	Consolidated 2018 production includes 33 ounces processed from the Holloway Mine.

(2)
See “Non-IFRS Measures” set out starting on page 32 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, and total additions and construction in progress for sustaining and growth capital as presented in the Consolidated Statements of Operations and Comprehensive Income. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.2780 and a US$ to A$ exchange rate of 1.2968.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Consolidated gold production of 312,329 ounces for YTD 2018 surpassed target levels for the first half of the year and compared favourably well to the Company’s full-year 2018 guidance of over 620,000 ounces of gold production. Production for YTD 2018 was driven by record half-year production at both Fosterville and Macassa. The Macassa mine produced 114,609 ounces and ended the second quarter well positioned to achieve its full-year 2018 production guidance. Production at Fosterville totaled 141,305 ounces, also in line with full-year 2018 guidance. Production at both Holt and Taylor is expected to increase during the second half of 2018, with the production guidance for full-year 2018 remaining unchanged for both mines.

•
Production costs for YTD 2018 totaled $138.0 million. Operating cash costs for YTD 2018 of $132.4 million were in line with the Company’s 2018 guidance range of $260 - $270 million, and compared to $150.6 million for YTD 2017. Operating cash costs for YTD 2017 included $31.5 million of production costs in the Northern Territory prior to the operation being place on care and maintenance effective June 30, 2017.

•
Operating cash costs per ounce sold for YTD 2018 of $424 were at the low end of the Company's guidance for full- year 2018 of $425 - $450. Operating cash costs per ounce sold at Fosterville for YTD 2018 averaged $261, better than the target range of $270 - $290 reflecting higher than planned grades due to increased mining activity in high-grade parts of the Eagle Zone near the contact with the Swan Zone and the impact of positive grade reconciliations. Operating cash costs per ounce sold at Macassa were also better than full-year 2018 guidance, averaging $453 versus full-year guidance of $475 - $500, mainly due to the impact of favourable grade reconciliations and improvements in grade control practices. Operating cash costs per ounce sold at the Holt and Taylor mines averaged $731 and $760, respectively, above each mine’s guidance for full-year 2018. Both Holt and Taylor are targeting higher levels of production and improved unit costs during the second half of 2018, with their current targets for operating cash costs per ounce sold remaining unchanged.

•	AISC per ounce sold of $793 for YTD 2018 was within the Company’s full-year 2018 guidance of $750 - $800, with further improvement anticipated during the second half of 2018.

•	Royalty costs totaled $12.2 million for YTD 2018, in line with full-year 2018 guidance of $22 - $27 million.

•	Sustaining capital expenditures for YTD 2018 totaled $86.2 million. The Company remains on track to achieve full-year 2018 guidance of $150 - $170 million.

•
Growth capital expenditures for YTD 2018 totaled $15.7 million, excluding capitalized exploration expenditures. These expenditures were lower than anticipated, largely due to the timing for permitting and procurement. Included in growth capital expenditures were $7.6 million at Macassa, $6.5 million of expenditures at Fosterville, $0.9 million in the Northern Territory and $0.7 million split between the Holt and Taylor mines. Increased capital expenditures related to construction and procurement for the Macassa #4 shaft project are expected during the second half of 2018, with the project remaining on track for the commencement of full-face shaft sinking by the second quarter of 2019 and for completion of phase one of the project by the second quarter of 2022. At Fosterville, expenditures related to the mine’s three key growth projects, a new ventilation system, construction of a paste-fill plant and a new water treatment plant, are also expected to increase during the second half of 2018, as the rate of development advance related to the ventilation raises accelerates, surface construction of the paste fill plant commences following the completion of permitting and procurement and continued progress is achieved with the new water treatment plant. The target completion dates for the three projects remains largely unchanged. The Company continues to target full-year 2018 growth capital expenditures of $85 - $95 million.

•
Exploration expenditures totaled $43.9 million for YTD 2018. Included in YTD exploration expenditures were $32.5 million of expensed exploration expenditures and $11.4 million of capitalized exploration expenditures. At Fosterville, exploration work focused on infill and extension drilling at a number of in-mine targets, as well as work to evaluate district targets in close proximity to the mine. In addition, development commenced on an exploration drift at Harrier South at Fosterville Mine, where concentrations of quartz veining with a high occurrence of visible gold have been intersected similar to those found at the Lower Phoenix system near the high-grade Swan Zone. In the Northern Territory, drilling continued at both the Lantern Deposit at the Cosmo mine and below the Prospect and Crosscourse open pits at Union Reefs. Also, two exploration drifts from the existing Cosmo ramp into the Lantern Deposit were

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

approximately 50% complete at June 30, 2018 and are expected to be completed in the third quarter. Drilling from the 920 Level drift is in progress, with drilling from the 610 Level drift to commence in early August. In Canada, underground drilling at Macassa continued to generate encouraging results in support of future growth in mineral resource and mineral reserves, while drilling at Taylor continued to target additional expansion of mineralization around the Shaft and West Porphyry deposits. The Company continues to target total exploration expenditures for full-year 2018 of $75 - $90 million.

•
Corporate G&A expense totaled $12.8 million for YTD 2018, reflecting a weighting of these expenditures to the early part of the year. Corporate G&A expense is expected to end the year in line with full-year guidance of $20 - $22 million.

IMPROVEMENTS TO FULL-YEAR 2018 GUIDANCE

Based on the Company’s performance for YTD 2018, as well as expectations for the remainder of the year, the Company has improved the full-year 2018 guidance for production and operating cash costs per ounce sold on a consolidated basis, as well as for the Fosterville and Macassa mines. Consolidated full-year production is now targeted at over 635,000 ounces, compared to the previous guidance of over 620,000 ounces. Full-year 2018 guidance for consolidated operating cash costs per ounce sold is improved to $400 - $425, which compared to the previous guidance of $425 - $450. At Fosterville, the Company is now targeting full-year 2018 production of 275,000 - 300,000 ounces, which compares to the previous guidance of 260,000 - 300,000 ounces. Guidance for operating cash costs per ounce sold at Fosterville is improved to $250 - $270 from the previous target range of $270 - $290. At Macassa, full-year 2018 guidance for production is revised to 220,000 - 225,000 ounces from the previous guidance of 215,000 - 225,000 ounces, while the mine’s full-year 2018 guidance for operating cash costs per ounce sold is improved to $460 - $480 from $475 - $500 previously. Other components of the Company’s full-year 2018 guidance remained unchanged from the targets first released in the Kirkland Lake Gold News Release dated January 17, 2018.

Improved 2018 Guidance (as at August 1, 2018)

($ millions unless otherwise stated)	Macassa	Taylor	Holt	Fosterville	Consolidated
Gold production (kozs)	220 - 225	60 - 70	65 - 75	275 - 300	+635
Operating cash costs/ounce sold ($/oz) (1)	460 - 480	625 - 650	625 - 650	250 - 270	$400 - $425
AISC/ounce sold ($/oz) (1)					$750 - 800
Operating cash costs (1)					$260 - $270
Royalty costs					$22 - $27
Sustaining capital(1)					$150 - $170
Growth capital(1)					$85 - $95
Exploration					$75 - $90
Corporate G&A (2)					$20 - $22

(1)
Full-year 2018 guidance as at August 1, 2018, following improvements to consolidation production and operating cast costs per ounce sold guidance, as well as production and operating cash costs per ounce sold guidance for Macassa and Fosterville.

(2)
See “Non-IFRS Measures” set out starting on page 32 of the MD&A for the three and six months ended June 30, 2018 for further details. The most comparable IFRS Measure for operating cash costs, operating cash costs per ounce sold and AISC per ounce sold is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.28 and a US$ to A$ exchange rate of 1.31.

(3)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company expects to achieve continued year- over-year production growth with a longer-term objective of reaching a million ounces of annual production from existing mines within the next five-to-seven years. At Fosterville, the Company is targeting production of over 400,000 ounces per year by 2020 as full production is achieved in the high-grade Swan Zone, and additional mining fronts are established. In Canada, production at Macassa is expected to grow each year over this same period, with a longer-term target of reaching over 400,000 ounces per year over the next five-to-seven years following the completion of the new #4 shaft, announced on January 17, 2018. The Company is also working to increase production at the Taylor Mine and, with continued exploration success, is advancing plans to resume operations in the Northern Territory of Australia in 2019. Kirkland Lake Gold’s significant cash balance and strong

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and six months ended June 30, 2018. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

At June 30, 2018, the gold price closed at $1,250 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 6% lower than the closing gold price on March 31, 2018 of $1,324 per ounce and 4% lower than the closing gold price on December 31, 2017 of $1,297 per ounce. The Company’s average realized gold price for Q2 2018 was $1,301 per ounce, 4% higher than the average gold price of $1,257 per ounce during the same period in 2017 and 2% lower than the average price for Q1 2018.

The Company does not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to help protect it from gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at June 30, 2018, the Canadian dollar closed at $0.7609 (weakening by 2% during the quarter) and the Australian dollar closed at $0.7399 (weakening by 4% during the quarter) against the US dollar. The average rates for Q2 2018 for the Canadian and Australian dollars were $0.7746 and $0.7566, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in Q2 2017 were $0.7436 and $0.7508, respectively, while the averages in Q1 2018 were $0.7906 and $0.7862, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at June 30, 2018, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and six months ended June 30, 2018 and 2017. Results for the three and six months ended June 30, 2017 include production and costs related to the Northern Territory operations in Australia, which were placed on care and maintenance effective June 30, 2017. Also, results for Q2 and YTD 2017 have been restated to exclude discontinued operations, related to the sale of the Stawell Mine.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)

Revenue	$214,653	$189,894	$412,890	$358,422

Production costs	(66,494)	(72,926)	(137,977)	(153,535)
Royalty expense	(6,217)	(5,409)	(12,235)	(10,076)
Depletion and depreciation	(32,484)	(35,889)	(60,432)	(71,348)
Earnings from mine operations	109,458	75,670	202,246	123,463

Expenses
General and administrative(2)	(7,468)	(6,262)	(16,228)	(11,827)
Transaction costs	—	(19)	—	(397)
Exploration and evaluation	(15,763)	(10,908)	(32,466)	(19,632)
Care and maintenance	(230)	(508)	(1,039)	(2,909)
Earnings from operations	$85,997	$57,973	$152,513	$88,698
Other income, net	4,290	590	9,654	714

Finance and other items
Finance income	943	621	1,661	1,193
Finance costs	(1,121)	(3,081)	(1,831)	(6,349)
Earnings before taxes	90,109	56,103	161,997	84,256
Current income tax expense	(10,526)	(12,776)	(15,672)	(19,382)
Deferred tax expense	(18,097)	(4,966)	(34,802)	(11,145)

Earnings from continuing operations	$61,486	$38,361	$111,523	$53,729
Loss from discontinued operations	—	(3,790)	—	(6,025)
Net earnings	$61,486	$34,571	$111,523	$47,704

Basic earnings per share	$0.29	$0.17	$0.53	$0.23
Diluted earnings per share	$0.29	$0.16	$0.52	$0.23

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
G&A expense for Q2 2018 (Q2 2017) include G&A of $5.8 million ($4.1 million in Q2 2017), severance payment of $nil ($1.1 million in Q2 2017) and share based payment expense of $1.6 million ($1.1 million in Q2 2017). G&A expense for YTD 2018 (YTD 2017) include G&A expenses of $12.8 million ($8.5 million in YTD 2017), severance payment of $nil ($1.1 million in YTD 2017) and share based payment expense of $3.5 million ($2.2 million in YTD 2017).

Revenue

Revenue in Q2 2018 totaled $214.7 million, an increase of 13% from $189.9 million in Q2 2017. Compared to Q2 2017, higher gold sales in Q2 2018 increased revenue by $16.5 million, with a total of 164,305 ounces sold in Q2 2018 versus 151,208 ounces being sold in Q2 2017. The increase is gold sales was largely attributable to Macassa, where ounces sold grew by 35%, to 62,725 ounces, driven by record quarterly production of 60,571 ounces in Q2 2018. Gold sales at Fosterville increased 8%, to 75,100 ounces from 69,337 ounces in Q2 2017. A $44 per ounce or 4% increase in the average realized gold price per ounce, to $1,301 in Q2 2018 from $1,257 in Q2 2017, contributed $7.2 million to the growth in revenue in Q2 2018 from a year earlier, with there also being a $1.1 million favourable impact from foreign exchange rate changes.

Q2 2018 revenue increased 8% from $198.2 million in Q1 2018. An 11% increase in gold sales, from 147,763 ounces in Q1 2018, had a $22.0 million favourable impact on revenue compared to the previous quarter. This favourable impact was only partially offset by a $5.3 million negative impact on revenue from a 2% reduction in the average realized gold price per ounce ($1,301 in Q2 2018 versus $1,333 in Q1 2018), as well as a $0.3 million reduction related to changes in foreign exchange.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue for YTD 2018 totaled $412.9 million, an increase of $54.5 million or 15% from $358.4 million for the same period in 2017. Of the $54.5 million increase in revenue, $28.6 million resulted from an 8% increase in gold sales, to 312,068 ounces for YTD 2018 from 289,109 ounces for YTD 2017. An additional $23.1 million of the growth in revenue related to a $74 per ounce increase in the average realized gold price per ounce, to $1,316 for YTD 2018 versus $1,242 for YTD 2017, while changes to foreign exchange rates had a $2.7 million favourable impact on YTD revenue year over year. The increase in gold sales for YTD 2018 mainly resulted from strong production growth at both Macassa and Fosterville. Production at Macassa for YTD 2018 totaled 114,609 ounces compared to 94,422 ounces for YTD 2017. At Fosterville, YTD 2018 production totaled 141,305 ounces versus 123,153 ounces for the same period in 2017. The increases in production at both Macassa and Fosterville reflected a significant improvement in average grades at both mines, reflecting the mining of higher grade stopes, as well as the benefit of favourable grade reconciliations and improved grade control practices.

Earnings from Mine Operations

Earnings from mine operations in Q2 2018 totaled $109.5 million, an increase of 45% from $75.7 million in Q2 2017 and 12% higher than $98.2 million the previous quarter. The increase from the same period in 2017 reflected strong revenue growth, as well as lower production costs, largely due to the inclusion of $15.7 million of production costs for the Northern Territory operations in Q2 2017 prior to the mine being placed on care and maintenance effective June 30, 2017. Also contributing to the year-over-year improvement in earnings from mine operations was a $3.4 million or 9% reduction in depletion and depreciation costs, as the impact of higher gold production was more than offset by a significant increase in the level of Mineral Reserves and Mineral Resources at the Company’s operations following the release of the Company’s December 31, 2017 Mineral Reserve and Mineral Resource estimates on February 20, 2018. Royalty expense in Q2 2018 totaled $6.2 million versus $5.4 million in Q2 2017, with the increase mainly reflecting higher sales volumes. The increase in earnings from mine operations from the previous quarter related to revenue growth, the impact of which was partially offset by higher levels of depletion and depreciation costs in line with greater production volumes during Q2 2018.

For YTD 2018, earnings from mine operations totaled $202.2 million, a $78.7 million or 64% increase from $123.5 million for the same period in 2017. The increase reflected revenue growth of 15%, as well as lower production costs and depletion and depreciation costs. Lower production costs for YTD 2018 reflected the inclusion of $31.5 million of production costs related to the Northern Territory operations in the first half of 2017. A $10.9 million or 15% reduction in depletion and depreciation costs resulted from the increase in Mineral Reserves and Mineral Resources included in the December 31, 2017 Mineral Reserve and Mineral Resource estimates. Royalty expense for YTD 2018 totaled $12.2 million compared to $10.1 million for YTD 2017, with the increase reflecting higher sales volumes in YTD 2018.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $404 in Q2 2018, a 16% improvement from $482 in Q2 2017 largely reflecting a 55% improvement in the average grade at Macassa compared to the second quarter a year earlier. Operating cash costs per ounce sold at Macassa averaged $414, a 19% improvement from $512 in Q2 2017. Q2 2018 operating cash costs per ounce improved 10% from $447 in Q1 2018 mainly due to improvements of 23% and 8%, respectively, in the average grades at Fosterville and Macassa, compared to Q1 2018. AISC per ounce sold in Q2 2018 averaged $757 compared $729 in Q2 2017, with the increase related to higher levels of sustaining capital expenditures and G&A expenses in Q2 2018 versus Q2 2017 on a per ounce basis. Sustaining capital expenditures in Q2 2018 totaled $44.1 million or $268 per ounce sold, compared to sustaining capital expenditures of $26.7 million or $176 per ounce sold in Q2 2017. Q2 2018 AISC per ounce sold improved 9% from $833 in Q1 2018, mainly due to the impact of higher grades at Macassa and Fosterville on operating cash costs per ounce sold, as well as lower sustaining capital expenditures on a per ounce sold basis, with the reduction mainly at Macassa, as well as lower G&A expense and royalties on a per ounce sold basis. Sustaining capital expenditures in Q1 2018 totaled $42.1 million or $285 per ounce sold.

For YTD 2018, operating cash costs per ounce sold averaged $424, a 19% improvement from $521 for YTD 2017, with the improvement mainly reflecting higher average grades at Macassa and Fosterville. AISC per ounce sold for YTD 2018 averaged $793, similar to the AISC per ounce sold of $794 for YTD 2017. The favourable impact of lower operating cash costs per ounce sold was largely offset by a $76 per ounce sold increase in sustaining capital expenditures over YTD 2017, as well as higher G&A and royalty expenses on a per ounce sold basis. Sustaining capital expenditures for YTD 2018 totaled $86.2 million or $276 per ounce sold, which compared to $57.8 million or $200 per ounce sold for YTD 2017.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Expenses

Exploration and evaluation expenditures in Q2 2018 were $15.8 million, 45% higher than $10.9 million in Q2 2017. The year-over-year increase reflected the Company’s significant commitment to aggressive organic growth through continued exploration success. Exploration and evaluation expenditures in Q2 2018 compared to $16.7 million in Q1 2018. Exploration and evaluation expenditures for YTD 2018 totaled $32.5 million, a 66% increase from $19.6 million for YTD 2017. Exploration and evaluation expenditures in 2018 are heavily weighted to Australia, with YTD 2018 expenditures including $15.2 million in the Northern Territory and $11.7 million at Fosterville, with the remaining $5.6 million at Taylor and Macassa in Canada.

G&A expense (excluding share-based payments expense and transaction costs) totaled $5.8 million in Q2 2018, which compared to $4.1 million in Q2 2017 and $6.9 million the previous quarter. For YTD 2018, G&A expense totaled $12.8 million versus $8.5 million for the same time in 2017. The level of G&A expense for YTD 2018 largely reflected the weighting of legal and audit fees and incentive compensation expense to the first half of the year.

Share based payment expense in Q2 2018 totaled $1.7 million, compared to $1.1 million in Q2 2017 and $1.8 million the previous quarter. The level of share based payment expense in Q1 2018 reflected a higher volume of restricted-share units (“RSUs”) and performance-share units (“PSUs”) granted during the first quarter of the year. YTD 2018 share based payment expense totaled $3.6 million versus $2.5 million for YTD 2017.

Other income in Q2 2018 totaled $4.3 million compared to other income of $0.6 million in Q2 2017 and $5.4 million the previous quarter. The main factors contributing to the increase in other income (loss) from Q2 2017 were unrealized and realized foreign exchange gains of $6.5 million, which resulted largely from the Australian dollar weakening against the US dollar during the quarter, increasing the value of US-dollar cash held in Australia. These gains were only partially offset by the impact of a $2.7 million pre-tax mark-to-market loss on fair valuing the Company's common share purchase warrants. The change in other income from Q1 2018 mainly related to the loss on the fair valuing of warrants in Q2 2018, which compared to a pre-tax mark-to-market gain of $1.7 million in Q1 2018. Unrealized and realized foreign exchange gains in Q1 2018 totaled $3.9 million compared to the $6.5 million of gains recorded in Q2 2018. For YTD 2018, other income totaled $9.7 million versus $0.7 million for YTD 2017. The increase reflected $10.4 million of unrealized and realized foreign exchange gains resulting from the Australian and Canadian currencies weakening against the US dollar during the first half of 2018, which increased the value of US-dollar cash in both countries. Unrealized and realized foreign exchange gains for YTD 2017 totaled $0.1 million. Partially offsetting the favourable impact on YTD 2018 other income of unrealized and realized foreign exchange gains versus YTD 2017 were $1.1 million of other income for YTD 2017 related to recognition of deferred premium on flow through shares and a pre-tax market-to-market loss of $1.0 million related to the fair valuing of the Company’s warrants in the first half of 2018.

Finance costs in Q2 2018 totaled $1.1 million versus $3.1 million in Q2 2017 and $0.8 million in Q1 2018. The change in finance costs from Q2 2017 mainly related to the maturity of two series of convertible debentures in 2017. The first series, the Company’s C$56.8 million 6% unsecured convertible debentures ("6% convertible debentures"), matured and were repaid form existing cash on June 30, 2017, while the C$62.1 million 7.5% unsecured convertible debentures ("7.5% convertible debentures") matured on December 31, 2017, with over 99% of the debentures being converted into Kirkland Lake Gold common shares. The level of finance costs in Q2 2017 largely related to interest payments on both series of debentures. The increase in finance costs from the previous quarter was due to increased interest on finance leases and other bank charges.

The Company's total income tax expense in Q2 2018 increased from Q2 2017 and the previous quarter due to higher taxable income. Current income tax expense totaled $10.5 million in Q2 2018, along with deferred tax expense of $18.1 million. The deferred tax expense in Q2 2018 resulted from the utilization of $16.3 million of deferred tax assets to reduce current income tax expense. In Q2 2017, current income tax expense totaled $12.8 million, while deferred income tax expense totaled $5.0 million. For the previous quarter, the Company reported current income tax expense of $5.1 million and deferred tax expense of $18.3 million. The $18.3 million of deferred tax expense reflected the utilization of $12.4 million of deferred tax assets to reduce current income tax expense during the quarter. YTD 2018 current income tax expense totaled $15.7 million, while deferred tax expense totaled $34.8 million. Income tax expense for YTD 2017 included $19.4 million of current income tax expense as well as deferred income tax expense of $11.1 million.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Earnings in Q2 2018 total $61.5 million or $0.29 per basic share

Net earnings in Q2 2018 totaled $61.5 million ($0.29 per basic share), an increase of $26.9 million or 78% from $34.6 million ($0.17 per basic share) in Q2 2017. Net earnings in Q2 2018 were entirely from continuing operations. Net earnings in Q2 2017 included earnings from continuing operations of $38.4 million ($0.18 per basic share) and loss from discontinued operations of $3.8 million ($0.01 per basic share), related to the Company’s Stawell Mine, which was placed on care and maintenance in December 2016 and sold on December 21, 2017. The 60% increase in net earnings in Q2 2018 from earnings from continuing operations in 2017 reflected the impact of a 13% increase in revenue, due to both higher gold sales and realized gold prices, lower production costs, higher levels of other income, mainly due to unrealized and realized foreign exchange gains on investments, reduced depletion and depreciation costs and lower finance costs. These favourable factors more than offset the impact of higher exploration and evaluation expenses, as well as increased G&A expenses.

Q2 2018 net earnings increased 23% from $50.0 million ($0.24 per basic share) in Q1 2018. Net earnings for both periods were entirely from continuing operations. Revenue in Q2 2018 increased 8% to $214.7 million, reflecting strong growth in gold sales quarter over quarter, which more than offset a reduction in the average selling price of gold. Other factors contributing to higher net earnings compared to Q1 2018 included improved operating cash costs per ounce sold, as well as lower G&A and exploration and evaluation expenses. The factors more than offset the impact of increased depletion and depreciation costs, reflecting higher volumes in Q2 2018, and lower other income. The reduction in other income largely reflected a loss being recorded on fair valuing the Company’s warrants in Q2 2018 versus a gain in Q1 2018, with the impact being partially offset by a higher level of unrealized and realized foreign exchange gains in Q2 2018.

Net earnings for YTD 2018 totaled $111.5 million ($0.53 per basic share), an increase of $67.6 million or 142% from net earnings of $47.7 million ($$0.23 per basic share) for YTD 2017. Net earnings for YTD 2018 were entirely from continuing operations, whereas net earnings for YTD 2017 included earnings from continuing operations of $53.7 million ($0.26 per basic share) and loss from discontinued operations of $6.0 million ($0.03 per basic share) related to the Company’s Stawell Mine. The increase in net earnings compared to YTD 2017 earnings from continuing operations reflected a 15% increase in revenue, due to both higher volumes and realized gold prices, lower production costs, reduced depletion and depreciation expense, higher levels of other income, and lower finance costs.

Adjusted net earnings (Non-IFRS) in Q2 2018 total $63.4 million or $0.30 per basic share

The Company’s adjusted net earnings from continuing operations for Q2 2018 totaled $63.4 million ($0.30 per basic share), which compared to adjusted net earnings from continuing operations of $39.3 million ($0.19 per basic share) in Q2 2017. The difference between net earnings and adjusted net earnings from continuing operations in Q2 2018 mainly reflected the exclusion of a $2.7 million pre-tax mark-to-market loss on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations ($2.0 million on an after-tax basis). The difference between adjusted net earnings from continuing operations and net earnings in Q2 2017 related to the exclusion from adjusted net earnings from continuing operations of $1.1 million of pre-tax severance payments made during the quarter ($0.8 million on an after-tax basis).

Adjusted net earnings from continuing operations in Q2 2018 compared adjusted net earnings from continuing operations of $52.6 million ($0.25 per basic share) in Q1 2018. The difference between adjusted net earnings from continuing operations and net earnings in Q1 2018 mainly reflected the exclusion of a $1.7 million pre-tax mark-to-market gain on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations during the first quarter of the year ($1.2 million on an after-tax basis).

For YTD 2018, adjusted net earnings from continuing operations totaled $116.0 million ($0.55 per basic share), which compared to adjusted net earnings from continuing operations of $56.8 million ($0.27 per basic share) for YTD 2017. The difference between adjusted net earnings from continuing operations and net earnings for YTD 2018 reflected the exclusion of the $1.0 million pre-tax mark-to-market loss ($0.7 million on an after-tax basis) on the fair valuing the Company’s warrants from adjusted net earnings from continuing operations. The difference between adjusted net earnings from continuing operations for YTD 2017 and net earnings for the same period mainly related to the exclusion from adjusted net earnings from continuing operations of $2.6 million of pre-tax purchase-price allocation adjustments on inventories ($1.7 million on an after-tax basis) and $1.1 million of pre-tax severance payments ($0.8 million on an after-tax basis).

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Q2 2018 cash flow from operating activities of continuing operations of $120.9 million, free cash flow from continuing operations (Non-IFRS) totals $60.7 million

Cash totaled $318.4 million at June 30, 2018 compared to $275.3 million at March 31, 2018. The $43.1 million or 16% increase in cash in Q2 2018 was largely related to strong cash flow from operating activities, the timing of capital and exploration expenditures, as well as the release of $19.8 million of previously-restricted cash (reflecting changes to security requirements related to rehabilitation performance guarantees). and the impact of utilizing tax losses on the level of cash taxes paid. These factors were partially offset by the use of $16.1 million (C$20.0 million) of cash to acquire four million common shares of Novo, $10.4 million to fund finance lease obligations and $3.3 million for dividend payments.

Cash flow from operating activities of continuing operations in Q2 2018 was a record $120.9 million, a 56% increase from $77.5 million in Q2 2017 and 35% higher than $89.6 million in Q1 2018. Free cash flow from continuing operations in Q2 2018 totaled $60.7 million, an increase of 18% from $51.2 million in Q2 2018 and 20% from $50.2 million in Q1 2018.

The Company’s cash position of $318.4 million at June 30, 2018 compared to total cash of $231.6 million at December 31, 2017. The 37% increase in cash over the first six months of 2018 was driven by strong cash flow from operations, the timing of capital and exploration expenditures in 2018, with growth capital expenditures expected to be weighted to the second half of the year, as well as the impact of the release of previously-restricted cash and the impact of utilizing tax losses on the level of cash taxes paid. These factors were partially offset by cash used to acquire Novo common shares as well as for financing activities such as funding finance lease obligations and making dividend payments. Cash flow from operating activities of continuing operations for YTD 2018 totaled $210.5 million, a 45% increase from $145.3 million for YTD 2017. Free cash flow from continuing operations for YTD 2018 grew 24% from YTD 2017, to $110.9 million from $89.7 million for the same period in 2017.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.0 million tonnes grading an average of 21.0 grams per tonne for 2.0 million ounces as at December 31, 2017.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating results	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017

Total Ore Milled (t)	89,781	105,084	176,442	196,544
Run of Mine (t)	89,781	90,001	175,711	175,547
Low Grade (t)	—	15,083	732	20,997
Average Grade (g/t)	21.5	13.9	20.7	15.4
Run of Mine (g/t)	21.5	16.0	20.8	17.0
Low Grade (g/t)	—	1.4	0.7	1.6
Gold Contained (oz)	62,009	47,094	117,360	97,273
Recovery (%)	97.7%	97.0%	97.7%	94.1%
Gold Produced (oz)	60,571	45,699	114,609	94,422
Development metres - operating	695	687	1,644	1,504
Development metres - capital	1,875	1,608	3,944	3,084
Production costs	$26,044	$23,815	$52,748	$50,831
Operating cash costs per ounce sold(1)	$414	$512	$453	$513
AISC per ounce sold(1)	$687	$793	$747	$787
Total capital expenditures (in thousands)	$20,983	$11,598	$37,381	$24,269

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

The Macassa Mine achieved record quarterly production in Q2 2018 of 60,571 ounces based on 89,781 tonnes milled at an average grade of 21.5 grams per tonne and average mill recoveries of 97.7%. Q2 2018 production was 33% higher than the 45,699 ounces produced in Q2 2017, when 105,084 tonnes were processed at an average grade of 13.9 grams per tonne. The increase from the same quarter in 2017 resulted from a 55% improvement in the average grade, largely reflecting mining higher-grade stopes, favourable grade reconciliations in Q2 2018 and the impact of improvements in grade control practices. The strong grade performance related mainly to stope production on or around the 5700-foot level, where mining commenced at the end of last year and which represents the deepest production recorded to date in the South Mine Complex. In addition, all tonnes processed in Q2 2018 related to mine production, whereas 15,083 tonnes of the 105,084 tonnes processed in Q2 2017 were drawn from low-grade stockpiles and had an average grade of 1.4 grams per tonne. The grade of the 90,001 tonnes of mine production processed in Q2 2017 averaged 16.0 grams per tonne. Q2 2018 production at Macassa was 12% higher than the previous quarterly record of 54,038 ounces in Q1 2018, when a total of 86,661 tonnes were processed at an average grade of 19.9 grams per tonne and average recoveries of 97.6%.
In Q2 2018, Macassa's production costs totaled $26.0 million, compared to $23.8 million in Q2 2017 and $26.7 million in Q1 2018. The mine’s operating cash costs per ounce sold were significantly better than both prior periods, averaging $414, a 19% improvement from $512 in Q2 2017 and 17% better than $499 the previous quarter. The improvement from both prior periods was mainly due to the higher average grade in Q2 2018. AISC per ounce sold for Q2 2018 averaged $687, a 13% improvement from $793 in Q2 2017 and 16% better than $818 the previous quarter. The improvement in AISC from both prior periods mainly reflected lower operating cash costs per ounce sold in Q2 2018. Sustaining capital expenditures at Macassa in Q2 2018 totaled $14.9 million or $238 per ounce sold, which compared to $11.4 million or $246 per ounce sold in Q2 2017 and $14.8 million or $277 per ounce sold the previous quarter. The higher levels of sustaining capital expenditures, in absolute dollar terms, compared to Q2 2017 mainly reflected increased levels of mine development in Q2 2018.
Production at Macassa for YTD 2018 totaled 114,609 ounces, a 21% increase from YTD 2017. YTD 2018 production resulted from processing 176,442 tonnes at an average grade of 20.7 grams per tonne and average recoveries of 97.7%. Of the 176,442 tonnes processed for YTD 2018, 175,711 tonnes were from mine production and averaged 20.8 grams per tonne, while 732 tonnes related to low-grade material that could not be separated from the ore stream at an average grade of 0.7 grams per tonne. For YTD 2017, a total of 196,544 tonnes were processed at an average grade of 15.4 grams per tonne. Of tonnes processed for YTD 2017, 175,547 tonnes related to mine production and averaged 17.0 grams per tonne, with the remaining 20,997 tonnes being drawn from low-grade stockpiles and averaging 1.6 grams per tonne. Production costs for YTD 2018 totaled $52.7 million compared to $50.8 million for YTD 2017. Operating cash costs per ounce sold averaged $453, a 12% improvement from $513 for YTD 2017, with higher average grades largely accounting for the lower unit operating cash costs. AISC per ounce sold for YTD 2018 averaged $747, 5% better than $787 for YTD 2017 as the favourable impact of improved operating cash costs per ounce sold more than offset higher levels of sustaining capital expenditures per ounce sold. Sustaining capital expenditures

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for YTD 2018 totaled $29.7 million or $256 per ounce sold, which compared to $24.1 million or $244 per ounce sold for YTD 2017. Higher levels of mine development more than offset reduced capital expenditures for plant and equipment in accounting for the increase in sustaining capital expenditures for YTD 2018 compared to YTD 2017.
Based on Macassa’s production and unit cost performance for YTD 2018, the Company improved the mine’s full-year 2018 guidance, with Macassa now targeting production of over 220,000 ounces at operating cash costs per ounce sold of $450 - $475.
Growth projects: The Company’s full-year 2018 growth capital expenditure guidance of $85 - $95 million included approximately $45 million related to two projects at Macassa, the #4 shaft project and expenditures for a new tailings impoundment area. As at June 30, 2018, growth capital expenditures at Macassa for the year to date totaled $7.6 million. Of total growth expenditures, $6.5 million related to the #4 shaft project with the remainder to the new tailings impoundment area. Work on the #4 Shaft project in 2018 initially focused on permitting and engineering, with increased procurement, site grading and excavation commencing during the second quarter. Over the remainder of the year, procurement expenditures are expected to increase, with major work activities to include collaring the shaft, construction of the headframe and hoist installation. The project remains on track to commence full-face shaft sinking in the second quarter of 2019 and for phase one completion by the second quarter of 2022.

Capital expenditures related to the Company’s new tailings impoundment project (phase 1) totalled $0.5 million for YTD 2018, with work mainly focused on establishing access roads and permitting activities. Full-year 2018 capital expenditures are expected to increase during the second half of the year.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares. The Taylor Mine consists of 77 claims for a total area covering 3,080 hectares. In total, the three mines comprise total proven and probable reserves estimated at 663,000 ounces of gold as at December 31, 2017.

Holt Mine

Operating results	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017

Total Ore Milled (t)	95,343	105,470	217,623	211,099
Average Grade (g/t)	4.8	4.7	4.6	4.7
Gold Contained (oz)	14,563	15,923	32,148	32,074
Recovery (%)	94.2%	94.8%	94.5%	94.8%
Gold Produced (oz)	13,712	15,101	30,387	30,419
Development metres - operating	784	1,215	1,600	2,220
Development metres - capital	982	746	1,916	1,872
Production costs	$11,493	$11,390	$23,204	$22,246
Operating cash costs per ounce sold(1)	$846	$769	$731	$724
AISC per ounce sold(1)	$1,380	$993	$1,190	$1,011
Total capital expenditures (in thousands)	$5,483	$1,335	$10,861	$4,728

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

During Q2 2018, the Holt Mine produced 13,712 ounces, which compared to 15,101 ounces in Q2 2017 and 16,675 ounces the previous quarter. Production in Q2 2018 resulted from processing 95,343 tonnes at an average grade of 4.8 grams per tonne and average recoveries of 94.2%, which compared to processing 105,470 tonnes at an average grade of 4.7 grams per tonne and average recoveries of 94.8% in Q2 2017 and 122,280 tonnes at an average grade of 4.5 grams per tonne and average recoveries of 94.8% in Q1 2018. During Q2 2018, the mine had a 21-day planned shutdown in order to replace approximately 700 guides in the Holt shaft, which impacted both tonnes processed and ounces produced for the quarter. The new guides will

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

contribute to enhanced hoisting capacity from the shaft going forward. Average grades improved from both prior periods. Processing rates and ounces produced are expected to increase during the remaining quarters of 2018.

Holt's production costs totaled $11.5 million in Q2 2018, unchanged from Q2 2017 and compared to $11.7 million the previous quarter. Operating cash costs per ounce sold in Q2 2018 averaged $846 per ounce, compared to $769 in Q2 2017 and $645 in Q1 2018. The change from both prior periods mainly related to lower volumes processed resulting from the 21-day shutdown during Q2 2018 and the relatively high level of fixed costs at the mine, which more offset the impact of the higher average grade in Q2 2018. AISC per ounce sold in Q2 2018 averaged $1,380 compared to $993 in Q2 2017 and $1,047 the previous quarter. Sustaining capital expenditures totaled $5.4 million or $397 per ounce sold, which compared to $1.3 million or $90 per ounce sold in Q2 2017, when both mine development and plant and equipment expenditures were significantly lower than in Q2 2018. Higher costs per capital metre in Q2 2018 compared to Q2 2017 related to a greater proportion of raise development versus lateral development in Q2 2017, as well as the impact of capital development for drifts connecting Holt and Holloway which have larger dimensions than drifts typically found at the Holt Mine.

For YTD 2018, Holt produced 30,387 ounces, largely unchanged from the 30,419 ounces produced for YTD 2017 as a 3% increase in tonnes processed (217,623 tonnes for YTD 2018 versus 211,099 tonnes for YTD 2017) was offset by a slight reduction in the average grade (4.6 grams per tonne for YTD 2018 compared to 4.7 grams per tonne the previous year). Production costs for YTD 2018 totaled $23.2 million, while operations cash costs per ounce sold and AISC per ounce sold averaged $731 and $1,190, respectively. By comparison, production costs for YTD 2017 totaled $22.2 million, while operating cash costs per ounce sold averaged $724 and AISC per ounce sold averaged $1,011. Sustaining capital expenditures for YTD 2018 totaled $10.6 million or $334 per ounces sold, which compared to $4.7 million or $154 per ounce sold YTD 2017.

The Company is targeting higher levels of production in the second half of the year compared to YTD 2018, and expects the Holt Mine to achieve the mine’s full-year 2018 production guidance of 65,000 - 75,000 ounces with operating cash costs between $625 and $650 per ounce sold.

Taylor Mine

Operating results	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017

Total Ore Milled (t)	99,711	67,520	184,175	130,809
Average Grade (g/t)	4.3	5.8	4.6	5.7
Gold Contained (oz)	13,748	12,692	27,419	24,010
Recovery (%)	94.1%	96.2%	94.8%	96.5%
Gold Produced (oz)	12,940	12,218	25,995	23,160
Development metres - operating	1,251	823	2,556	1,947
Development metres - capital	380	645	954	1,122
Production costs	$10,990	$6,580	$21,036	$13,544
Operating cash costs per ounce sold(1)	$850	$591	$760	$600
AISC per ounce sold(1)	$1,137	$787	$1,119	$792
Total capital expenditures (in thousands)	$3,646	$1,939	$9,854	$3,887

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

Gold production from the Taylor Mine during Q2 2018 totaled 12,940 ounces, based on 99,711 tonnes processed at an average grade of 4.3 grams per tonne and average recoveries of 94.1%. Q2 2018 production increased 6% from Q2 2017, when production totaled 12,218 ounces based on 67,520 tonnes processed at an average grade of 5.8 grams per tonne and average recoveries of 96.2%. Production in Q2 2018 compared to production of 13,055 ounces the previous quarter when a total of 84,464 tonnes were processed at an average grade of 5.0 grams per tonne and average recoveries of 95.5%. The average grade in Q2 2018 largely reflected mine sequencing, as well as some negative grade reconciliations, with grades expected to increase over the balance of the year.

Production costs at Taylor in Q2 2018 totaled $11.0 million, compared to $6.6 million in Q2 2017 and $10.0 million the previous quarter. Operating cash costs per ounce sold in Q2 2018 was $850, which compared to $591 in Q2 2017 and $681 the previous quarter. The increase from both prior periods mainly reflected lower average grades during Q2 2018. AISC per ounce sold in

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Q2 2018 averaged $1,137 versus $787 in Q2 2017 and $1,103 in Q1 2018. Sustaining capital expenditures in Q2 2018 totaled $3.4 million or $261 per ounce sold versus $1.9 million or $175 per ounce sold in Q2 2017 and $5.9 million or $402 per ounce sold in Q1 2018. The increase from the same period in 2017 reflected higher operating cash costs per ounce sold, as well as the weighting of sustaining capital expenditures in 2017 to later in the year, with just over half of total sustaining capital expenditures for the year being invested during the fourth quarter, largely related to construction of underground ventilation infrastructure in support of long-term production sustainability at the mine. Sustaining capital expenditures are being more evenly distributed through the four quarters of 2018.

For YTD 2018, Taylor produced 25,995 ounces from processing 184,175 tonnes at an average grade of 4.6 grams per tonne and average recoveries of 94.8%. YTD 2018 production compared to YTD 2017 production of 23,160 ounces, which resulted from processing 130,809 tonnes at an average grade of 5.7 grams per tonne and average recoveries of 96.5%. Production costs for YTD 2018 totaled $21.0 million versus $13.5 million for YTD 2017. Operating cash costs per ounce sold averaged $760, while AISC per ounce sold averaged $1,119. For YTD 2017, average operating cash costs per ounce sold were $600, while average AISC per ounces sold were $792. Lower average grades for YTD 2018 mainly accounted for the increase in operating cash costs and AISC per ounce sold, with AISC per ounce sold also reflecting the timing of sustaining capital expenditures in both years. Sustaining capital expenditures for YTD 2018 totaled $9.3 million or $336 per ounce sold, which compared to $3.9 million or $172 per ounce sold for YTD 2017.

Grades at the Taylor Mine have improved since the end of Q2 2018 and are expected to be higher throughout the second half of the year as compared to YTD 2018. The Company continues to target full-year 2018 production from Taylor of 60,000 - 70,000 ounces with average operating cash costs of $625 - $650.

Holloway Mine

In December 2016, Kirkland Lake Gold announced the transitioning of the Holloway Mine to a temporary suspension of operations. The mine will be maintained in a production ready state with the intent of restarting the operation in the future subject to the mine realizing enhanced economics through exploration success. During 2017, 287 ounces were processed from Holloway (including 267 ounces in Q1 2017 and 13 ounces in Q4 2017). In Q1 2018, 33 ounces were produced from processing stockpiled material from Holloway. The was no production from Holloway in Q2 2018.

Australian Mine Operations

Results for the first six months of 2017 included production, sales and costs for both the Fosterville mine and operations in the Northern Territory (the Cosmo mine and Union Reefs mill). Operations in the Northern Territory were placed on care and maintenance effective June 30, 2017.

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.4 million ounces to date. During 2017, total reserves at Fosterville increased 247% from those at December 31, 2016. At December 31, 2017, the mine had total reserves of 2.3 million tonnes at an average grade of 23.1 grams per tonne for a total of 1.7 million ounces.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating results	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017

Total Ore Milled (t)	121,342	147,486	245,011	285,273
Average Grade (g/t)	20.6	17.2	18.7	14.2
Gold Contained (oz)	80,482	81,396	147,220	130,584
Recovery (%)	96.2%	94.7%	96.0%	94.3%
Gold Produced (oz)	77,462	77,069	141,305	123,153
Development metres - operating	509	621	1,210	1,175
Development metres - capital	1,804	1,077	3,554	1,965
Production costs	$17,967	$15,284	$40,989	$34,334
Operating cash costs per ounce sold(1)	$239	$220	$261	$274
AISC per ounce sold(1)	$538	$388	$555	$461
Total capital expenditures (in thousands)	$27,194	$12,268	$47,670	$22,404

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

The Fosterville Mine produced 77,462 ounces in Q2 2018, based on processing 121,342 tonnes at an average grade of 20.6 grams per tonne and average mill recoveries of 96.2%. A key driver of the strong quarterly results in Q2 2018 was record monthly production in June of 31,710 ounces, which resulted from processing 33,296 tonnes at an average grade of 30.4 grams per tonne and average recoveries of 97.5%. Q2 2018 production compared to production of 77,069 ounces in Q2 2017, when the mine processed 147,486 tonnes at an average grade of 17.2 grams per tonne and average recoveries of 94.7%. Production in Q2 2018 increased 21% from 63,843 ounces in Q1 2018, reflecting a 23% increase in the average grade. The growth from the previous quarter largely reflected increased mining activity in parts of the Eagle Zone located close to the contact with the Swan Zone. Average widths and grades in these areas have exceeded expectations. In addition, the Company also processed a small amount of development material from the Swan Zone during Q2 2018, which also returned higher than expected average grades.

Fosterville's production costs totaled $18.0 million in Q2 2018 compared to $15.3 million in Q2 2017 and $17.6 million in Q1 2018. Operating cash cost per ounce sold in Q2 2018 averaged $239 compared to $220 in Q2 2017 and $287 the previous quarter. The 17% improvement from the previous quarter was mainly due to the quarter-over-quarter improvement in the average grade.

AISC per ounce sold in Q2 2018 averaged $538 compared to $388 in Q2 2017 and $576 the previous quarter. The increase in AISC per ounce sold compared to Q2 2017 reflected higher levels of sustaining capital expenditures, largely due to increased plant and equipment expenditures and higher levels of underground mine development as the Mine prepared for initial stope production from the Swan Zone, as well as at Harrier South, in the second half of the year. Sustaining capital expenditures totaled $20.4 million or $272 per ounce sold in Q2 2018 compared to $9.9 million or $143 per ounce sold for the same period in 2017. The 7% improvement in AISC per ounce sold compared to Q1 2018 reflected lower operating cash costs per ounce sold in Q2 2018, partially offset by higher levels of sustaining capital expenditures, mainly related to increased underground mine development. The $20.4 million or $272 per ounce sold of sustaining capital expenditures in Q2 2018 compared to sustaining capital expenditures of $16.2 million or $263 per ounces sold in Q1 2018.

Production at Fosterville for YTD 2018 totaled 141,305 ounces, a 15% increase from YTD 2017. In 2018 Fosterville processed 245,011 tonnes at an average grade of 18.7 grams per tonne with average recoveries of 96.0%, which compared to processing 285,273 tonnes at an average grade of 14.2 grams per tonne and average recoveries of 94.3% for YTD 2017. The 32% increase in the average grade compared to YTD 2017 mainly resulted from the continued transition to mining deeper, higher-grade stopes, consistent with the trend towards higher grades at depth at Fosterville. The reduction in tonnes milled compared to the prior year reflected the mine’s focus on extracting high-grade stopes at depth within the Lower Phoenix System. Some initial production was recorded from a second mining front, in the Harrier System, during Q2 2018, with production from this area targeted to increase during the second half of 2018.

Production costs for YTD 2018 totaled $41.0 million compared to $34.3 million for YTD 2017. Operating cash costs per ounce sold averaged $261, a 5% improvement from $274 for YTD 2017, with higher average grades largely accounting for the improved operating cash costs per ounce sold. AISC per ounce sold for YTD 2018 averaged $555, which compared to $461 for YTD 2017. Sustaining capital expenditures for YTD 2018 totaled totalled $36.6 million ($268 per ounce sold), almost double the sustaining capital expenditures of $18.6 million ($162 per ounces sold) for YTD 2017, reflecting investments that will support multiple years

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

of production, including significant additions to plant infrastructure and the Mine’s mobile fleet, as well as extensive underground mine development.

Following completion of YTD 2018, Fosterville’s full-year 2018 guidance was improved, with the mine now targeting production for the full year of over 275,000 ounces at operating cash costs per ounce sold of $250 - $270.

Growth projects: The Company’s full-year 2018 growth capital expenditure guidance of $85 - $95 million includes approximately $35 million largely related to three projects at Fosterville, including a new ventilation system, involving driving two vent raises, construction of a paste fill plant and establishment of a new water treatment plant. At June 30, 2018, growth capital expenditures at Fosterville totaled $11.1 million. These expenditures are expected to increase in the second half of 2018, as the rate of development advance related to the ventilation raises accelerates, surface construction of the paste fill plant commences following the completion of permitting and procurement and continued progress is achieved with construction of the new water treatment plant. An additional project in 2018 involved the installation of a second gravity circuit in the Fosterville mill. This project is largely complete with the new circuit becoming operational as of the end of July 2018. The Company continues to target growth capital expenditures at Fosterville of approximately $35 million in 2018, with the completion dates for the three main projects expected to be on or close to the original target dates.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 2,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2017 the Company's Mineral Reserves in the Northern Territory totaled 2,800,000 tonnes at an average grade of 2.4 grams per tonne for 215,000 ounces.

Operating results	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017

Total Ore Milled (t)	—	124,440	—	244,486
Average Grade (g/t)	—	2.7	—	2.6
Gold Contained (oz)	—	10,759	—	20,312
Recovery (%)	—	95.6%	—	95.0%
Gold Produced (oz)	—	10,213	—	19,305
Development metres - operating	—	372	—	789
Development metres - capital	—	398	—	860
Production costs	$—	$15,711	$—	$31,548
Operating cash costs per ounce sold(1)	$—	$1,648	$—	$1,583
AISC per ounce sold(1)	$—	$1,867	$—	$1,907
Total capital expenditures (in thousands)	$7,321	$2,081	$7,495	$6,422

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 32-37 of this MD&A.

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the operation in either Q2 2018 or YTD 2018. During Q2 2017, the Northern Territory produced 10,213 ounces at production costs of $15.7 million, operating cash costs per ounce sold of $1,648 and AISC per ounce sold of $1,867. For the first six months of 2017, production totaled 19,305 ounces at total production costs of $31.5 million, operating cash costs per ounce sold of $1,583 and AISC per ounce sold of $1,907.

Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits within the Northern Territory assets. In December 2017, the Company announced encouraging drill results from the Lantern Deposit at the Cosmo Mine, including the intersection of new high-grade, visible-gold bearing gold mineralization approximately 250 metres north of the Lantern Mineral Resource. The results significantly increased the size of the Lantern mineralized envelope to over 500 metres along strike and 1,200 metres down-plunge. During Q1 2018, the Company had five drills operating in the Northern Territory, at the Lantern Deposit and Union Reefs. On April 30, 2018, the Company announced that high-grade, visible-gold

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bearing mineralization had been intersected 1,000 metres below surface down plunge of former producing open pits at Union Reefs, the location of the Company’s processing facility, highlighting the potential to establish additional sources of gold production in the Northern Territory. As at June 30, 2018, development on two exploration drifts at the Cosmo Mine, that will extend from the existing Cosmo ramp into the Lantern mineralization to support future underground exploration, had advanced approximately 740 metres, with drilling from the 920 Level drift in progress and drilling from the 610 Level drift to commence in August. A total of $7.5 million of growth capital expenditures were incurred for YTD 2018, mainly related to capitalized exploration expenditures. Expensed exploration expenditures for the first half of the year totaled $15.2 million.
GROWTH AND EXPLORATION

Canada

At the Canadian operations, Kirkland Lake Gold is targeting approximately $15.0 million of exploration expenditures in 2018. At Macassa, underground drilling is continuing to focus on Mineral Resource replacement and expansion. Drilling at Taylor in 2018 is targeting additional expansion of mineralization around the Shaft and West Porphyry deposits. There is no exploration drilling planned for the Holt and Holloway mines in 2018. For YTD 2018, a total of $5.6 million of exploration expenditures were incurred by the Canadian operations.

Macassa Mine

For YTD 2018, the Company completed 12,676 metres of underground exploration testing the South Mine Complex (the
“SMC”) from the Macassa 5300 and 5700 levels. An additional 3,822 metres of underground exploration was completed from the Macassa 5300 Level, testing the Main Break at the former Kirkland Minerals property between the 6500 and 7000 levels, proximal to the location for #4 shaft.

Underground drilling at Macassa in 2018 is primarily focused on Mineral Resource conversion and expansion following a 58% increase in Measured and Indicated Mineral Resources as at December 31, 2017, to 2.09 million ounces at an average grade of 17.1 grams per tonne., and a 48% increase in inferred Mineral Resources to 1.32 million ounces at an average grade of 22.2 grams per tonne. At June 30, 2018, the Company had three underground exploration drills testing the SMC and Main Break from the 5300 and 5700 levels. One of the exploration drills was moved in late March to the 5700 Level for testing of the Lower SMC. The remaining two drills will continue testing the SMC and the Main Break at Kirkland Minerals from the 5305 East exploration drift.

After completing 288 metres of development drifting in 2017 to extend the 5300 Level exploration drift to the east, including excavating a new drill drift, an additional 108 metres of development drifting was completed during the first half of 2018, which included the excavation of a new drill bay. This new drill bay, which will support future resource conversion and expansion drilling of the SMC, was completed in April 2018. Development to the west on the 5300 Level had advanced 69 metres of a planned 152-metre extension as at the end of June 2018. Upon completion of this exploration drift, and associated drill bay, work will resume on additional eastern extensions of the 5300 Level exploration drift.

On July 5, 2018, the Company announced new high-grade intersections from underground drilling at Macassa within the 259-metre extension on the east side of the SMC. All but two of the new intersections were outside existing Mineral Resources, highlighting the potential that exists to add to the already large resource base at Macassa. The new intersections are located within 560 metres of the location for the new #4 Shaft currently being developed, which compared to a 2.1 km distance from the existing production shaft (the #3 Shaft). Included in the results, was identification of a high-potential area within the eastern extension of the SMC, which includes high grades and true widths well in excess of those normally seen in the area. Examples of new intersections within this area included: 34.6 grams per tonne over 3.7 metre true width, 38.4 grams per tonne over 3.9 metre true width, 65.6 grams per tonne over 3.6 metre true width, 36.3 grams per tonne over 4.2 metre true width and 81.9 grams per tonne over 3.0 m true width.

The new intersections reported on July 5, 2018 resulted from a continuation of the 2018 infill drilling program, with previous results reported on April 27, 2018. These results included multiple high-grade intersections both within and outside existing Mineral Resources within the SMC, with the former supporting future Mineral Resource conversion and the latter highlighting the potential to add new resources with continued drilling.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Taylor Mine

For YTD 2018, the Company completed 33,001 metres of surface and underground exploration drilling (29,481 metres from surface and 3,520 metres from underground) at the Taylor Mine. Exploration drilling during the first six months of the year continued to focus on four key prospective areas: along the hanging wall of the Porcupine-Destor Fault (“PDF”) east of the Shaft Deposit; at a prospective target area situated to the west of the Shaft Deposit and east of the West Porphyry Deposit; at depth below both the East Porphyry and West Porphyry deposits; and up dip of the 1004 Zone of the West Porphyry Deposit.

A number of drilling programs were ongoing as at June 30, 2018, following up on a number of key milestones from 2017. On April 25, 2018, the Company released new drill results from Taylor. The results included significantly expanding the high-grade gold zone below the West Porphyry Deposit, discovered late in 2017; extending high-grade mineralization in a high potential area in a gap between the Shaft and West Porphyry deposits, close to existing infrastructure; and continuing to intersect high-grade mineralization along strike to the east of the Shaft Deposit, where high-grade, visible-gold bearing mineralization has been intersected up to 2.9 km to the east.

At the end of June 2018, five surface drill rigs and one underground drill rig were testing key targets on the Taylor land position, with a total of approximately 87,000 metres of surface and underground drilling planned to be completed in 2018.

Australia

In 2018, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures in Australia are targeted at $60 - $75 million for the year. To June 30, 2018, a total of $38.6 million of exploration expenditures had been incurred by the Australian Operations, including approximately $11.7 million of capitalized exploration expenditures.

Fosterville Mine

An aggressive program of exploration and definition drilling and development is planned in 2018. The program involves work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, approximately $10 million is being directed to the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfield drilling, soil sampling, gravity and 3D seismic geophysical surveys, and reconnaissance exploration on newly granted exploration licenses. Total exploration expenditures at Fosterville for YTD 2018 totaled $11.7 million.

During YTD 2018, a total of 81,530 metres of drilling were completed from five surface drills and seven underground drills. Underground drilling during the first half of the year largely focused on continued resource definition drilling to test the Phoenix South mineralization system, and mostly focused on the Swan and Eagle structures; with results continuing to confirm the continuity and higher-grade tenor of the lodes.

On July 31, 2018, the Company announced results from 45 drill holes for 24,888 metres. Included in the results was the continued intersection of exceptionally high-grade, visible-gold bearing mineralization approximately 100 metres down-plunge from the current Swan Zone Mineral Reserves, with visible gold being detected for additional 110 metres down-plunge. The results support the potential for high levels of Mineral Resource conversion into Mineral Reserves. In addition, drilling 125 metres footwall (east) of the Swan Zone identified a new, parallel mineralized structure, called Cygnet, which represents a significant opportunity for future Mineral Resource expansion. Also included in the results from underground  drilling  was the intersection of the Lower Phoenix Gold System approximately 750 metres down-plunge from the deepest current Mineral Resources. These results highlight the considerable potential that exists for future Mineral Resource growth at depth through additional exploration drilling.

Surface drilling at the Robbin’s Hill target continued throughout the first half of 2018 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and continued to return sulfide mineralized intercepts with massive quartz-stibnite.

On May 1, 2018, the Company announced the intersection of high-grade, visible-gold bearing mineralization at the Robbin’s Hill target, located approximately 3.8 km from the Fosterville Mine. The mineralization intersected at Robbin’s Hill displays

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

similarities to the high-grade, visible-gold hosted quartz veins encountered in the Eagle, Swan and Harrier South zones at Fosterville with grades improving at depth. The drill results reported were between 300 metres and 550 metres from surface. Additional surface drilling is ongoing to test the depth extent of the mineralization, recognizing that the highest-grade mineralization at Fosterville Mine occurs below the 800-metre level.

Drilling and other exploration work continued on a number of the Company’s LODE targets during Q2 2018. Work completed as part of the LODE program during YTD 2018 included drilling at the Hallanan’s/Russell’s Reef target, which is testing for potential mineralization along-strike of the interpreted west-dipping Fletcher’s and Mill’s faults; drilling at the Goornong South and Sharkey’s North along-strike from mineralized trends; and investigative drilling at the Accott’s target testing for strike extensions of the Accott’s historical workings and interpreted regional Drummartin Fault. Reverse circulation percussion drilling commenced at the end Q2 2018.

Integration of datasets, including 2D seismic, airborne EM geophysical survey information (obtained in 2017) and progressive inclusion of soil results and drilling data, continue to improve geological interpretations of the district for targeting gold mineralization under cover to the northwards of the known Fosterville gold trends.

In Q1 2018, exploration licence (EL) 006504, located westwards of the township of Heathcote, was granted for a term of five years. Applications submitted for two new ELs (006694 and 006695) to the west of Fosterville are progressing through the approvals process. Once granted, the tenements will ensure the Company has a cohesive (unbroken) EL package in the Fosterville district that covers over 1,850 km2.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued work on an extensive exploration program focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards resuming mining and milling operations. Planned exploration programs in the Northern Territory in 2018 involve underground development and drilling at the Cosmo mine to improve the understanding of the Lantern Deposit and support resource definition and expansion. In addition, drill programs are also planned at the formerly-producing Prospect open pit at Union Reefs, Pine Creek and other targets on the Northern Territory land position. A total of $15.4 million of exploration expenditures were incurred for YTD 2018 (inclusive of care and maintenance activities).

For YTD 2018, the Company drilled 54,309 metres in the Northern Territory using as many as four diamond underground rigs, two diamond surface rigs and one reverse circulation percussion rig.

On December 19, 2017, the Company announced underground drill results that substantially increased the Lantern Deposit footprint around Cosmo mine, particularly to the north, and demonstrated the potential for significant growth in mineral resources. During YTD 2018, underground drilling continued at Lantern, and provided further confirmation of the presence of high-grade mineralization, particularly to the west of the current Mineral Resource. In addition, near the end of Q1 2018, work commenced on driving two exploration drifts, 320 metres vertically apart from the 920 and 610 metre levels of the existing Cosmo underground development (ramp), into the Lantern Deposit. At June 30, 2018, the two development drifts, which are expected to be completed in Q3 2018, had advanced approximately 438 metres and 304 metres, respectively. The 920 Level drift has provided the first underground exposure of the Lantern mineralization and is already being used for as a drilling platform. Once completed, both drifts will support initial production platforms for the potential restart of operations at the Cosmo Mine.

At Union Reefs, surface diamond drilling at two targets, the Prospect and Crosscourse plunge extensions, was undertaken in 2017 and continued throughout YTD 2018. On April 30, 2018, the Company announced the results from four surface drill holes for 4,287 metres that were drilled to test the potential of the Prospect Deposit (“Prospect”), Crosscourse Deposit (“Crosscourse”) and the Lady Alice Deposit (“Lady Alice”), all related to historic open-pit mining activities at Union Reefs and located in close proximity to the Company’s processing plant. The results demonstrated the continuation of gold mineralization at the three deposits below known Mineral Resources, with high-grade, visible-gold bearing mineralization being intersected approximately 1.0 km below surface. The results are encouraging as they highlight the potential that exists to identify additional economic deposits within the Company’s Northern Territory land position. Two surface diamond rigs continue to operate at Union Reefs to target the Prospect and Lady Alice lines of mineralization to increase strike extents and confirm grade continuity and mineralization styles.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at June 30, 2018, Kirkland Lake Gold had a positive working capital balance of $235.3 million, including a cash balance of $318.4 million, which compares to a working capital of $165.3 million and cash of $231.6 million at December 31, 2017. The strengthening of working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes, the impact of utilizing tax losses on the level of cash taxes paid and the timing of sustaining and growth capital outlays.

Cash Flow Analysis

The Company generated $120.9 million and $77.5 million, respectively, in cash flow from continuing operations during Q2 2018 and Q2 2017, respectively.

Net cash used in financing activities of continuing operations during Q2 2018 were $14.1 million, which are largely due to the payment of finance lease obligations and the quarterly dividend. Net cash used in financing activities of continuing operations during Q2 2017 totaled $49.5 million, primarily related to the buy back of shares and the redemption of the convertible debentures.

For YTD 2018, net cash used in financing activities of continuing operations were $20.4 million, which are largely due to the payment of finance lease obligations and the payment of the quarterly dividend. Net cash used in financing activities of continuing operations during YTD 2017 totaled $48.0 million, primarily related to the redemption of the convertible debentures and the buy back of shares.

Net cash used in investing activities from continuing operations for Q2 2018 and Q2 2017 were $56.0 million and $38.4 million, respectively. Mineral property expenditures were $33.4 million and $21.6 million for Q2 2018 and Q2 2017, respectively, and amounts of $26.8 million and $4.7 million were spent on plant and equipment during those same periods.

For YTD 2018, net cash used in investing activities from continuing operations were $94.7 million and $67.4 million for YTD 2017. Mineral property expenditures were $63.6 million and $43.0 million for YTD 2018 and YTD 2017, respectively, and amounts of $36.1 million and $12.6 million were spent on plant and equipment during those same periods.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS.

As at June 30, 2018, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE INFORMATON

Outstanding Share Information

	As at June 30, 2018	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	211,224,032	—
Issued: Stock options	1,101,043	C$4.99
Issued: Restricted share units	548,378	—
Issued: Performance share units	526,321	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2017.

QUARTERLY INFORMATION

The consolidated results presented below include the results of operations reflecting the acquisition of Newmarket Gold Inc. from November 30, 2016. The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the Consolidated Financial Statements for the year ended December 31, 2017.

	2018		2017
	Three Months Ended
(in thousands except per share amounts)	June 2018	March 2018	December 2017	September 2017	June 2017	March 2017
Revenue	$214,653	$198,237	$212,364	$176,709	$189,894	$168,528
Earnings before income taxes	$90,109	$77,274	$54,799	$64,048	$52,294	$28,153
Net earnings	$61,486	$50,037	$40,980	$43,780	$34,571	$13,133
Basic earnings per share	$0.29	$0.24	$0.20	$0.21	$0.17	$0.06
Diluted earnings per share	$0.29	$0.24	$0.20	$0.20	$0.16	$0.06

	2016
	Three Months Ended
(in thousands except per share amounts)	December 2016 (Restated)(1)	September 2016
Revenue	$134,225	$100,825
Earnings before income taxes	$11,194	$30,158
Net earnings	$3,076	$18,880
Basic earnings per share	$0.02	$0.15
Diluted earnings per share	$0.02	$0.15

(1)	These figures are restated due to the sale of Stawell in December 2017.

The revenue and consequently the amount of net income and earnings per share is driven largely by the amount of gold produced and sold and is subject to fluctuations in the market price of gold in US dollars and the strength and weakening of the US dollar, specifically against the Canadian and Australian dollars. The timing of gold pours, gold sales, gold price fluctuations, ore grade and gold inventory balances also affect quarterly results. Trends observed or averaged over a longer time period may be more representative of the true performance of the business.

Revenue and earnings during the previous eight quarters were largely influenced by the timing of the Company’s acquisition of Newmarket Gold Inc. on November 30, 2016. Revenue increased from $100.8 million for the quarter ended September 30, 2016

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to $134.2 million for the quarter ended December 31, 2016, partially from November 30, 2016 through which the Company acquired the Fosterville, Cosmo and Stawell Mines in Australia. Revenue increased to $168.5 million in the first quarter of 2017, representing the first full quarter of production from the Company’s acquired Australian operations.

Revenue for Q2 2018 totaled $214.7 million, compared to $189.9 million in Q2 2017, an increase of $24.8 million or 13%. Revenue for Q1 2018 totaled $198.2 million.

SUBSEQUENT EVENT

In July 2018, the Company entered into a non-interest bearing senior secured loan agreement (the “Senior Secured Loan Agreement”) with Artisan Vehicle Systems, Inc., a supplier of battery operated electric mining vehicles (the “Borrower”). In accordance with the terms of the Senior Secured Loan Agreement, the Company provided the Borrower with a short term loan in the amount of US$6 million which is secured against all of the assets and common shares of the Borrower. The principal amount and any accrued interest owing must be repaid to the Company on the earlier of: (i) January 30, 2019; or (ii) the close of business on the date the Borrower completes an equity financing for aggregate amount of no less than US$15 million, in accordance with the terms of the Senior Secured Loan Agreement. Interest only accrues in the event of a default. In consideration for the loan, the Company has been granted certain lender’s rights, including but not limited to the appointment of a Company representative as President of the Borrower and the right to elect a nominee of the Company to the Board of the Borrower. In addition, the Company was granted an equity interest in the Borrower equal to 9.9% of the issued capital stock of the Borrower.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2017, for additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2017.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

Significant Judgments in Applying Accounting Policies

Determination of functional currency

In accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company’s Canadian and Australian subsidiaries is, respectively, the Canadian and Australian dollar. Determination of functional currency involves judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Deferred income taxes

Judgment is required in determining whether deferred tax assets are recognized on the statement of financial position.  Deferred tax assets, including those arising from unutilized tax losses require management to assess the likelihood that the Company and/or its subsidiaries will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets.

Business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisition of St Andrew on January 26, 2016 and Newmarket on November 30, 2016 met the criteria for accounting as a business combination.
Accounting Estimates and Assumptions

Determination of reserves and resources

Reserve and resource estimates are used in the unit of production calculation for depletion and depreciation expense, the determination of the timing of rehabilitation provision costs, business combination accounting and impairment analysis.

There are numerous uncertainties inherent in estimating reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and may result in the reserves and resources being revised.

Deferred income taxes

Estimates of future taxable income is based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company and/or its subsidiaries to realize the net deferred tax assets recorded at the statement of financial position date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company and its subsidiaries operate could limit the ability of the Company to obtain tax deductions in future periods.

Business combinations

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The allocation of the purchase price of acquisitions requires estimates as to the fair market value of acquired assets and liabilities. The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to estimates of mineral reserves and mineral resources and exploration potential of the assets acquired, future operating costs and capital expenditures, discount rates to determine fair value of assets acquired and future metal prices and long term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

Impairment of assets

The carrying amounts of mining properties and plant and equipment are assessed for any impairment triggers such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level (“CGU”).

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Environmental rehabilitation

Significant estimates and assumptions are made in determining the environmental rehabilitation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of rehabilitation activities, technological changes, regulatory changes, cost increases, and changes in discount rates.

Those uncertainties may result in actual expenditures in the future being different from the amounts currently provided. The provision represents management’s best estimate of the present value of the future rehabilitation costs required.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies and future changes in accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2017. The following outlines the new accounting policies adopted by the Company effective January 1, 2018 and those new standards and interpretations not yet adopted by the Company.

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share-based Payment
IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. Based on the Company's assessment, this interpretation will not have a material impact on share-based payments.

IFRS 9, Financial Instruments
The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The Company elected to use the exemption to not restate comparative information for prior periods.

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IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company’s investments in equity securities are designated as financial assets at FVOCI. Fair value gains and losses on investments in equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings. Therefore, the IFRS 9 impairment model does not apply to investments in equity instruments. The impairment model applies to financial assets measured at amortized cost.

The changes in accounting policy did not result in a change in carrying value for any financial instruments on transition date. The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities.

Upon initial date of application of IFRS 9, there was no impact to the Company's consolidated financial statements as of the date of initial application.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial instruments

a)Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as FVPL, FVOCI, or amortized cost.
Measurement of financial liabilities subsequent to initial recognition depends on whether they are classified as FVPL or amortized cost.

Financial assets and financial liabilities at FVPL are measured at fair value with changes in fair values recognized in the consolidated statement of operations. Financial assets designated as FVOCI are measured at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as FVPL, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and restricted cash are classified as amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Accounts payable and accrued liabilities are classified as and measured

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

at amortized cost. Warrant investments derivatives are classified as FVPL.

IFRS 15, Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. The Company adopted IFRS 15 as at January 1, 2018.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application (January 1, 2018), without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and there are no material changes to the amounts and timing of revenue recognized. No adjustments to opening retained earnings was, therefore, required on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see note 17. All segments principally generate revenue from metal sales.

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition as detailed below.

Revenue

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of transfer of control.

IFRIC 22 Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 on January 1, 2018. The Company completed its analysis of the impact of IFRIC 22 on the Company's condensed consolidated interim financial statements with no material impact noted.

Accounting Standards Issued But Not yet Adopted

IFRS 16, Leases
In January 2016, the IASB issued the IFRS 16, Leases (“IFRS 16”) which replace the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet, unless certain criteria for exclusion are met.

The Company will adopt IFRS 16 for the annual period beginning January 1, 2019. The extent of the impact of adopting the standard has not yet been determined. The Company is in the process of developing its implementation plan and expects to report more detailed information, including estimated quantitative financial impacts, if material, in its consolidated financial statements as the effective date approaches.

IFRIC 23, Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

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NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Refer to the Q1 2018 MD&A for the three months ended March 31, 2018 for the Q1 2018 non-IFRS reconciliations.

Free Cash Flow from Continuing Operations

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow from continuing operations by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities of continuing operations.

The Company discloses free cash flow from continuing operations as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities of continuing operations and net cash used in investing activities of continuing operations.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands, except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Net cash provided by operating activities of continuing operations	$120,912	$77,471	$210,549	$145,345
Mineral property additions	(33,436)	(21,584)	(63,620)	(42,989)
Plant and equipment additions (2)	(17,920)	(4,686)	(27,164)	(12,607)
Other long-term assets	(8,904)	—	(8,904)	—
Free cash flow from continuing operations	$60,652	$51,201	$110,861	$89,749

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)	Excludes finance lease additions.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce sold as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ore tonne produced and per ounce of gold sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

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	Three months ended June 30, 2018	Three months ended June 30, 2017	Six months ended June 30, 2018	Six months ended June 30, 2017
Sustaining capital	$44,073	$26,682	$86,168	$57,751
Growth capital	20,554	3,282	27,093	5,216
Total capital expenditures	$64,627	$29,964	$113,261	$62,967
Total additions from Mining Interests and Plant and Equipment note per the Interim Financial Statements as at June 30, 2018 and 2017	$64,627	$29,964	$113,261	$62,967

AISC and AISC per Ounce Sold

AISC and AISC per ounce sold are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and six months ended June 30, 2018 and 2017.

Three months ended June 30, 2018
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,493	$10,990	$22,483	$26,044	$48,527	$17,967	$—	$17,967	$—	$66,494
Stock-based compensation	—	(30)	(30)	(52)	(82)	—	—	—	—	(82)
Operating cash costs	11,493	10,960	22,453	25,992	48,445	17,967	—	17,967	—	66,412
Royalties	1,867	265	2,132	2,080	4,212	2,005	—	2,005	—	6,217
Stock-based compensation	—	30	30	52	82	—	—	—	1,633	1,715
Rehabilitation and remediation	—	36	36	33	69	48	42	90	—	159
General and administrative costs	—	—	—	—	402	—	—	—	5,433	5,835
Mine development	3,536	1,818	5,354	10,578	15,932	11,968	—	11,968	—	27,900
Plant and equipment	1,853	1,554	3,407	4,330	7,737	8,436	—	8,436	—	16,173
AISC	$18,749	$14,663	$33,412	$43,065	$76,879	$40,424	$42	$40,466	$7,066	$124,411
Ounces of gold sold	13,582	12,898	26,480	62,725	89,205	75,100	—	75,100	—	164,305
Operating cash cost per ounce sold	$846	$850	$848	$414	$543	$239	$—	$239	$—	$404
AISC per ounce sold	$1,380	$1,137	$1,262	$687	$862	$538	$—	$539	$—	$757

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

Six months ended June 30, 2018
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Taylor Mine	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$23,204	$21,036	$44,240	$52,748	$96,988	$40,989	$—	$40,989	$—	$137,977
Stock-based compensation	—	(60)	(60)	(105)	(165)	—	—	—	—	(165)
Purchase Price Allocation	—	—	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	23,204	20,976	44,180	52,643	96,823	35,603	—	35,603	—	132,426
Royalties	3,942	501	4,443	4,183	8,626	3,609	—	3,609	—	12,235
Stock-based compensation	—	60	60	105	165	—	—	—	3,462	3,627
Rehabilitation and remediation	—	72	72	66	138	96	88	184	—	322
General and administrative costs	—	—	—	—	402	—	—	—	12,364	12,766
Mine development	6,730	5,068	11,798	20,582	32,380	18,165	—	18,165	—	50,545
Plant and equipment	3,887	4,220	8,107	9,111	17,218	18,405	—	18,405	—	35,623
AISC	$37,763	$30,897	$68,660	$86,690	$155,752	$75,878	$88	$75,966	$15,826	$247,544
Ounces of gold sold	31,743	27,611	59,380	116,088	175,468	136,600	—	136,600	—	312,068
Operating cash cost per ounce sold	$731	$760	$744	$453	$552	$261	$—	$261	$—	$424
AISC per ounce sold	$1,190	$1,119	$1,156	$747	$888	$555	$—	$556	$—	$793

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance at the beginning of 2017.

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Q2 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended June 30, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$11,390	$146	$6,580	$18,116	$23,815	$41,931	$15,284	$15,711	$30,995	$—	$72,926
Stock-based compensation	(5)	—	(6)	(11)	(43)	(54)	—	—	—	—	(54)
Purchase Price Allocation(1)	—	—	—	—	—	—	—	—	—	—	—
Operating cash costs	11,385	146	6,574	18,105	23,772	41,877	15,284	15,711	30,995	—	72,872
Royalties	1,937	13	209	2,159	1,531	3,690	1,719	—	1,719	—	5,409
Stock-based compensation	5	—	6	11	43	54	—	—	—	1,080	1,134
Rehabilitation and remediation	35	—	9	44	19	63	7	9	16	—	79
General and administrative costs	—	—	—	—	—	—	—	—	—	4,123	4,123
Mine development(2)	1,230	—	1,513	2,743	7,536	10,279	8,474	1,672	10,146	—	20,425
Plant and equipment	104	—	427	531	3,883	4,414	1,434	409	1,843	—	6,257
AISC	$14,696	$159	$8,738	$23,593	$36,784	$60,377	$26,918	$17,801	$44,719	$5,203	$110,299
Ounces of gold sold	14,796	46	11,108	25,950	46,386	72,336	69,337	9,535	78,872	—	151,208
Operating cash cost per ounce sold	$769	$3,179	$591	$698	$512	$579	$220	$1,648	$393	$—	$482
AISC per ounce sold	$993	$3,463	$787	$909	$793	$835	$388	$1,867	$567	$—	$729

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	Mine development excludes certain items regarded as capital growth spending.

Six months ended June 30, 2017
(in thousands, except per tonne and per ounce amounts)	Holt Mine	Holloway Mine	Taylor Mine	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$22,246	$1,033	$13,544	$36,823	$50,831	$87,654	$34,334	$31,548	$65,882	$—	$153,535
Stock-based compensation	(12)	—	(9)	(21)	(138)	(159)	(138)	—	(138)	—	(297)
Purchase Price Allocation(1)	—	—	—	—	—	—	(2,630)	—	(2,630)	—	(2,630)
Operating cash costs	22,234	1,033	13,535	36,802	50,693	87,495	31,566	31,548	63,114	—	150,608
Royalties	4,006	32	417	4,455	2,824	7,279	2,797	—	2,797		10,076
Stock-based compensation	12	—	9	21	138	159	138	—	138	2,238	2,535
Rehabilitation and remediation	70	3	18	91	38	129	39	48	87	—	216
General and administrative costs	—	—	—	—	—	—	37	—	37	8,474	8,511
Mine development(2)	4,446	—	3,226	7,672	14,907	22,579	15,985	5,221	21,206	—	43,785
Plant and equipment	281	—	662	943	9,183	10,126	2,639	1,201	3,840	—	13,966
AISC	$31,049	$1,068	$17,867	$49,984	$77,783	$127,767	$53,201	$38,018	$91,219	$10,712	$229,697
Ounces of gold sold	30,722	1,771	22,568	55,060	98,798	153,858	115,317	19,934	135,251	—	289,109
Operating cash cost per ounce sold	$724	$583	$600	$668	$513	$569	$274	$1,583	$467	$—	$521
AISC per ounce sold	$1,011	$603	$792	$908	$787	$830	$461	$1,907	$674	$—	$794

(1)	Purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

(2)	Mine development excludes certain items regarded as capital growth spending.

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Q2 2018 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Revenue	$214,653	$189,894	$412,890	$358,422
Foreign exchange impact	(851)	244	(2,123)	586
Realized Revenue	$213,802	$190,138	$410,767	$359,008
Ounces sold	164,305	151,208	312,068	289,109
Average realized price per ounce sold	$1,301	$1,257	$1,316	$1,242

(1)	These figures are restated due to the sale of Stawell in December 2017.

Adjusted Net Earnings from Continuing Operations and Adjusted Net Earnings per Share from Continuing Operations

Adjusted net earnings from continuing operations and adjusted net earnings per share from continuing operations are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings from continuing operations is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory, and other non-recurring items. Adjusted net earnings per share from continuing operations is calculated using the weighted average number of shares outstanding for adjusted net earnings per share from continuing operations.

(in thousands, except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Net earnings	$61,486	$34,571	$111,523	$47,704
Loss on warrant investment	2,660	168	965	168
Transaction costs	—	19	—	397
PPA adjustment on inventory(2)	—	—	5,386	2,630
Severance payments	—	1,078		1,078
Income tax related to above adjustments	(705)	(336)	(1,872)	(1,224)
Loss on discontinued operations	—	3,790	—	6,025
Adjusted net earnings from continuing operations	$63,441	$39,290	$116,002	$56,778
Weighted average shares outstanding - basic ('000s)	211,032	209,313	211,123	206,918
Adjusted net earnings per share from continuing operations	$0.30	$0.19	$0.55	$0.27

(1)	These figures are restated due to the sale of Stawell in December 2017.

(2)
For YTD 2018, purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations. For YTD 2017, purchase price allocation represents the impact on production costs of the valuation of metal inventory acquired with the business combinations.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings from Continuing Operations before Interest, Taxes, Depreciation, and Amortization (“EBITDA from continuing operations”)

EBITDA from continuing operations represents net earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA from continuing operations is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA from continuing operations to the consolidated financial statements:

(in thousands, except per share amounts)	Three months ended June 30, 2018	Three months ended June 30, 2017 (Restated)(1)	Six months ended June 30, 2018	Six months ended June 30, 2017 (Restated)(1)
Net earnings	$61,486	$34,571	$111,523	$47,704
Loss from discontinued operations	—	3,790	—	6,025
Earnings from continuing operations	$61,486	$38,361	$111,523	$53,729

Add back:
Finance costs	1,121	3,081	1,831	6,349
Depletion and depreciation	32,484	35,889	60,432	71,348
Current income tax expense	10,526	12,776	15,672	19,382
Deferred tax expense	18,097	$4,966	34,802	$11,145
EBITDA from continuing operations	$123,714	$95,073	$224,260	$161,953

(1)	These figures are restated due to the sale of Stawell in December 2017.

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at June 30, 2018	As at December 31, 2017
Current assets	$370,194	$295,818
Current liabilities	134,890	130,472
Working capital	$235,304	$165,346

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Executive Vice President and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Kirkland Lake Gold’s management, including the CEO and CFO, have as at June 30, 2018, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's CEO and CFO have each evaluated the design of the Company's disclosure controls and procedures as at June 30, 2018.

Internal Control over Financial Reporting

Kirkland Lake Gold’s management, including the CEO and CFO, are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2018.

Kirkland Lake Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.

There have been no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2018, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; regulatory; tax as well as health, safety, and environmental risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2017 Annual Information Form and the Company’s MD&A for the period ended December 31, 2017 filed on SEDAR.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, the ability to obtain the necessary permits in connection with the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance and timing and costs associated with the design, procurement and construction of the Company's various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine and the ventilation and paste fill plant project at the Fosterville Mine, as well as those risk factors discussed or referred to in the Annual Information Form of the Company for the year ended December 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

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Q2 2018 MANAGEMENT’S DISCUSSION AND ANALYSIS

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical information related to the Company's mines and properties has been reviewed and approved by Pierre Rocque, P.Eng., Vice President, Canadian Operations and Ian Holland, FAusIMM, Vice President, Australian Operations, who have reviewed and approved the disclosure of the technical information and data in this MD&A.

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